10/21

02055750

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sanix Inc.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
NOV 13 2002
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 5023

FISCAL YEAR 3-31-02

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 11/5/02



SANIX INCORPORATED
ANNUAL REPORT 2002

Corporate Profile



'Cleaning Up and Sanitizing the Environment' has been SANIX's corporate mission since its establishment in 1975. It has provided the base for a wide range of SANIX services that dedicated to creating sanitary and pleasurable environments.



SANIX has three core businesses: maintaining and providing environmental sanitation services for wooden houses and for businesses such as restaurants, condominiums with particular emphasis on their water systems. The third business involves the nationwide intermediate processing of industrial waste especially the recycling of resources, making waste harmless and reducing waste volumes, processes that are based on SANIX's desire to return resources to the Earth and thereby help create a pleasurable environment for future generations. Through these three pillars of business, SANIX aims to contribute to the creation of a recycling-oriented society and to attain a leading position as an 'eco-business'.



Building on past successes, SANIX is currently aiming to increase its corporate value by aggressively developing the enormous latent demand and growth potential in these three core markets.

Contents

Financial Highlights

SANIX INCORPORATED
For the years ended March 31

	Millions of yen				Thousands of U.S. Dollars
	1999/3	2000/3	2001/3	**2002/3**	**2002/3**
Net Sales	¥37,303	¥43,566	¥54,531	**¥59,261**	**$445,571**
Operating Income	4,529	6,213	7,521	**7,615**	**57,256**
Net Income	2,140	3,527	3,184	**4,005**	**30,113**
Per Share					
Net Income	¥ 88.15	¥136.70	¥ 77.84	**¥97.88**	**$0.74**
Cash Dividends	22.00	30.00	20.00	**20.00**	**0.15**
Total Assets	¥29,066	¥50,727	¥56,090	**¥60,408**	**$454,195**
Stockholders'Equity	15,883	39,327	41,728	**44,806**	**336,887**
Return on Equity(%)	14.15	12.78	7.86	**9.26**	—

Note: U.S. dollar amounts are translated at the rate of ¥133=US$1, the approximate effective rate of exchange at March 31, 2002.



Net Sales
Millions of yen
60,000
45,000
30,000
15,000
0
99/3
00/3
01/3
02/3



Operating Income
Millions of yen
8,000
6,000
4,000
2,000
0
99/3
00/3
01/3
02/3



Net Income
Millions of yen
4,500
3,000
1,500
0
99/3
00/3
01/3
02/3

To Our Stockholders and Investors



Shin-ichi Munemasa
President and Chief Executive Officer

Business environment and performance

During the fiscal year ended March 31, 2002, asset price deflation continued at a gentle pace as declines in private-sector capital investment and lackluster consumer spending restrained economic growth in Japan.

In the environmental sanitation industry, declines in household spending and corporate cost reductions made for difficult business conditions. However, there is undeniably heightened awareness of the need to extend the life-span of houses and office buildings, and the importance of environmental preservation and recycling. Accordingly, SANIX aims to accurately grasp the nature of the needs of its customers and devise new services to match them in order to release latent demand. Achieving this will allow SANIX to improve further its current position within the industry.

Against this operating backdrop, the SANIX Group dispatched employees in each and every callout, conducting investigations of customer premises to enhance its understanding of customer requirements. This proactive, customer-based marketing plays a vital role in unearthing new demand as mentioned above. At the same time, SANIX worked to promote repeat business through meticulous customer management and constant improvements in service quality.

As a result of these efforts, net sales rose for the seventh successive year, climbing 8.7% to 59,260 million yen. This sales growth more than offset the increased staffing and selling, general and administrative costs accompanying the expansion of SANIX's business, and operating income increased 1.2% over the previous year to 7,614 million yen as a result. Net income rose 25.8% to 4,005 million yen, partially due to the absence of the one-off charge recorded in the previous year in connection with the amortization of net transition obligation resulting from the adoption of new accounting standards for retirement benefits.

Return on assets climbed 0.9 points over the previous year to 6.9 points, with return on equity rising 1.4 points to 9.3%. Net income per share increased 20.04 yen to 97.88 yen, and dividends per share were 20 yen for the entire period.

Operating results

In the Home Sanitation Division, sales of under-floor/under-roof ventilation systems expanded steadily. Combined with SANIX's home-reinforcement and termite eradication services, this increase represented progress on the part of the Company's comprehensive range of services for strengthening homes and prolonging their life-span.

During the year under review we also raised customer satisfaction, reinforcd marketing capabilities required to improve customer databases and maintain our business growth for the medium and long term. SANIX's efforts to achieve these goals were based upon business restructuring and exhaustive employee training.

These efforts helped increase the division's sales 4.9% from the previous year to 45,491 million yen. Marketing sales rose 3.2%, with customer management sales rising 1.8%.

In the Establishment Sanitation Division, SANIX focused on expanding the market for maintenance services, in particular for water supply equipment, services necessary for extending the life span of offices, condominium buildings, and attached facilities and installations.

By product sales of water activator installations increased as SANIX also strived to create new demand for related maintenance services aimed at customers who had already installed these products. Other areas where sales increased included waterproofing and exterior wall waterproofing services and arsenic removal and other water purification systems.

These factors led to a 23.1% increase in sales for the division to 8,094 million yen from the previous year. By geographical area, the Kanto region performed particularly well. This area's growing market combined with the marketing network SANIX has put in place in recent years to boost sales 57.2%.

The Environmental Resources Development Division also improved on the previous year's results. In waste plastic processing, a business area that focuses on converting waste plastic to fuel, SANIX increased capacity at its eight plastic reclamation plants active in the previous year, and commenced operations at three new plants. Furthermore, a focus on marketing activities also increased service prices, resulting in major sales growth. SANIX has also paid particular attention to the aspect-management of fuel-use plastics, looking to obtain new business with the commencement of test operations at the Tomakomai Hokkaido electric power generating facility in June 2002.

Sales at SANIX's incineration facility at Moji-ku in Kitakyushu witnessed fell slightly from the previous year. However, sales at the Hibiki organic liquid waste processing plant located in Wakamatsu-ku, Kitakyushu improved from the the previous year. All these factors combined to take sales for the division up 24.2% to 5,676 million yen.

Outlook for fiscal 2003

Though the Japanese economy is showing signs of having bottomed out, the unemployment situation and corporate earnings are unlikely to stage a recovery anytime soon. As such, concern about the future lingers, and weak consumer spending has led many to predict continued difficulties across the board. As such, it is unrealistic to expect any considerable improvement in the business conditions facing SANIX.

The SANIX Group therefore will maintain its vigilance with regards to marketing and other business activities. Simultaneously, the group will introduce exhaustive new cost reduction measures and boost management efficiency. These activities will tie into fresh growth in revenues in each of SANIX's divisions.

In the Home Sanitation Division, SANIX aims to increase the skills set of its sales engineers as part of its drive to improve customer satisfaction. Additionally, the division will work to capture new customers by further heightening the quality of the services it offers. In customer management activities, SANIX will enhance customer satisfaction by devising new business proposals based on the annual inspections it conducts at customer facilities.

SANIX plans to expand its business in the Tokyo metropolitan area, where SANIX first ventured in April 2002, through a media and TV advertising campaign to boost awareness of the company and the range of services it offers.

SANIX aims to make optimal use of the expertise obtained through its long experience in the environmental sanitation business to tap into the massive latent demand contained in these key markets.

In the Establishment Sanitation Division, SANIX will further accelerate its shift to the huge market of the Tokyo metropolitan area. SANIX will play a vital role in catering to the needs of office and condominium building owners in this area, eager to prolong the life-span of office and condominium buildings as asset price deflation persists.

The Tomakomai electric power generating facility in Hokkaido operated by SANIX's Environmental Resources Development Division, runs entirely off fuel made from recycled plastic waste and started test operations in June this year. Operations at this plant represent the long-awaited implementation of a recycling-based environmentally friendly power generation system. Taking all necessary steps to ensure safety at the plant, SANIX will dedicate itself to making this unprecedented project a success.

As the Environmental Resources Development Division is still at the stage of making a large number of advance capital investments, it is likely to remain in the red in the next fiscal year. However, by boosting operational efficiency at its network of plastic reclamation plants and working to reduce in costs, SANIX will reform profit structures in this important area.

In terms of profit forecasts, SANIX expects new profit levels in both the Home Sanitation Division and the Establishment Sanitation Division. These are in turn predicted to lead to record net income for SANIX in the next fiscal year.

We ask for the continued support of our stockholders and investors as we face up to the challenges ahead of us.

July 2002



SANIX INCORPORATED
President and Chief Executive Officer
Shin-ichi Munemasa

Special Feature

Launching into a Huge New Market

The Kanto Region



SANIX's history dates back to 1975, when it started offering insect-proofing, rot-proofing, and related management services in Sasebo, Nagasaki Prefecture. In the 25 years or more that SANIX has been active in this and related industries, during which the environmental sanitation industry first started to develop, the company has dealt with a wide variety of business conditions in creating and cultivating entirely new markets. At the same time, SANIX has focused on a number of specialist areas. This has allowed it to tailor its services to closely match customer needs, realizing steady growth in the process.

In 1981, SANIX relocated its head office to Fukuoka and expanded its business domain as far west as the Kansai region. The company introduced CI in 1987, and split its business up into the Home Sanitation Division and the Establishment Sanitation Division. This reorganization can be considered the end of SANIX's first growth phase.

In 1997, SANIX's Home Sanitation Division expanded into the Chukyo region, and the Establishment Sanitation Division made a full-scale entry to the Kanto region. Following on from these developments, the Company entered the eco-business in 1999 by starting the Environmental Resources Development Division. SANIX has since been primarily concerned with expanding the geographical scope of its business and expanding its business portfolio. This period, from 1997 up until the present day, can be considered SANIX's second growth phase.

In April 2002, SANIX finally expanded its Home Sanitation Division into the Kanto region. Moving into this huge market constitutes the biggest single step the Company has ever taken, and will act as a litmus test for the total growth potential SANIX possesses. The Tokyo metropolitan region and the construction of the recycling-based environmentally friendly power generation systems operated by the Environmental Resources Development Division, together act as the main growth drivers in SANIX's second growth phase.

Background to the Home Sanitation Expansion to the Kanto Region

An economic white paper published by the Japanese government in 1955 announced that the depression immediately following World War II had ended. In the 40-year high-growth period starting from them until the bursting of the bubble economy in 1995 the Japanese population rose from 90 million to 125 million, a 35% increase.

The same period saw the population of the Tokyo metropolitan region increase 2.1 times from the 1955 total of 15.42 million to 32.58 million in 1995. Drastic change of this nature made the region an urban stretch of unprecedented size and was accompanied of course by rapid growth in demand for housing. The subsequent disparity between supply and demand forced land prices up sky high. Housing prices also become abnormally high, drawing Japan into the so-called 'land standard' of the bubble economy.

Even after the bubble economy came to an end, the baleful legacy of these high land prices slowed the Japanese economy on the road to recovery. Ten years since the destruction of the myths of the bubble era, a revolution is starting to take place in the attitude of Japanese people towards land and housing due to the current economic climate. Homes and other buildings are being revaluated as assets, and the desire to ensure that they remain usable for as long as possible is increasing all the time. The trend away from flow and towards stock in this area is of course a superlative business change for a company like SANIX that specializes in maintenance.

SANIX has gradually expanded its home sanitation business, which provides environmental sanitation management for normal homes, from Kyushu to the Chugoku region, Shikoku, the Kansai region, and the Chukyo region. Operating bases at the end of March 2002 numbered 37 in Kyushu, 19 in the Chugoku region, 15 in Shikoku, 35 in the Kansai region, and 14 in the Chukyo region for a total of 120. Services started with termite eradication services, then expanded to include under-floor/under-roof ventilation systems, and, in recent years, home reinforcing systems. This breadth allows SANIX to cater appropriately to a full range of needs based on the desire to strengthen homes and prolong their life-span.

In April 2002, SANIX applied all the experience and expertise it has gained since 1975 as it expanded its home sanitation business to include the Tokyo metropolitan region. This region accounts for 31.85% of Japan's total population, 33.39% of its households, and 32.92% of its homes and offers by far the greatest untapped demand in Japan.


Number of HS Offices
Kyushu Region — 37
Chugoku Region — 19
Shikoku Region — 15
Kansai Region — 35
Chukyo Region — 14


Increasing the earthquake resistance and durability of houses
SANIX TOTAL SYSTEM
60% of buildings in Japan are likely to collapse because of earthquakes
According to a survey by the Ministry of Land Infrastructure and Transport
Total level of earthquake resistance
23.7%
In danger of collapsing
Likely to collapse
Safe
42.3%
Important ways to strengthen houses against earthquakes
① Improve Structural quake resistance
② Maintain wood strength
Houses that suffered the most damage in the Great Hanshin Earthquake were those with advanced levels of wood decay and termite damage
'Nikkei Architecture' Aug 14, 1995
Wood decay and termite damage vs house damage
No termite damage or wood decay 269
Unknown level of termite damage and wood decay 32
With termite damage and wood decay 66
To increase structural strength
In order to maintain strength of wood
Will improve strength of building structure and decrease the possibility of collapse due to typhoons and earthquakes
Home reinforcement system
Prevent wooden decay by clearing under-floor and under-roof humidity
Under-floor ventilation system
Under-roof ventilation system
Protects buildings from termite damage by thoroughly detecting, preventing and exterminating termites
Termite eradication

Setting the Stage for Accelerating Growth

The Establishment Sanitation Division moved into the Kanto region in 1993, well ahead of the Home Sanitation Division. By the end of the previous year, SANIX had established a total of 19 stores and formed the groundwork for the recent expansion of the Home Sanitation Division. Using water activator installations, SANIX's main product, as the point of contact with new customers, SANIX further develops business in this area by offering its customers related maintenance services, including installation and maintenance of water supply facilities. This contributed to increasing sales in this area 57.2% over the previous year.

Sales of new products such as ozone water purification systems, arsenic removal systems, and exterior wall waterproofing are also increasing. Furthermore, the reputation for reliability SANIX is building through these areas ties back into new business. Sales in the Kanto region now account for approximately 50% of total sales for this division.

It's the Home Sanitation Division constitutes SANIX's core business area, accounting for 75% of net sales. Combined with continued expansion in SANIX's traditional markets in western Japan, availing itself of the opportunities of the Kanto region represents the key to medium- and long-term growth for SANIX.

Concrete plans for developing operating bases in this region are as follows:SANIX will set up a Tokyo Metropolitan Region Headquarters to supervise all activities in the area. The Company will establish Home Sanitation Service Centers (HSSC) in the Setagaya, Nerima, and Hachioji Wards of Tokyo and also in Kanagawa, Chiba and Saitama Prefectures. These outlying areas of the metropolitan region all are ideal starting points for SANIX due to their high household densities. Finally, the Company will construct a further six operating bases in July as part of its plan to put in place a total of more than 20 new facilities during the year 2002.

The Kanto region is also noteworthy for the heightened awareness its inhabitants have of the importance of protecting dwellings from the effects of earthquakes and typhoons. Aiming to respond to the resulting desire to extend the life-span of homes, SANIX provides home reinforcement services, termite eradication services, and under-floor/under-roof ventilation systems.

SANIX's experienced sales engineers possess both specialist installation know-how and considerable marketing skills. This combined expertise is sure to enable SANIX to attract many new customers in the Tokyo metropolitan region. In addition, SANIX has obtained the rights to use the currently popular "Chibimaruko Chan" animated character in an advertising campaign devised to bolster the Company's presence and stimulate demand in the Kanto region.

The above represents SANIX's plans for the Home Sanitation Division in the Tokyo metropolitan region. SANIX's management is confident that meeting the challenges presented by these new developments will clarify even further the course the Company will take during its second growth phase.

□Location of HS offices in Kanto Area


Saitama
Tokyo
Yamanashi
Chiba
Kanagawa

- ①Kanto Head Office
- ②Saitama HS Service Center
- ③Nerima HS Service Center
- ④Setagaya HS Service Center
- ⑤Chiba HS Service Center
- ⑥Yokohama HS Service Center
- ⑦Hachioji HS Service Center
- ⑧Tachikawa HS Service Center
- ⑨Kawasaki HS Service Center
- ⑩Ichikawa HS Service Center
- ⑪Kasukabe HS Service Center
- ⑫Kawaguchi HS Service Center
- ⑬Tokorozawa HS Service Center

□Location of ES offices in Kanto Area


Saitama
Tokyo
Yamanashi
Chiba
Kanagawa

- ①Tokyo Head Office
- ②Kawaguchi Office
- ③Saitama Office
- ④Chiba Office
- ⑤Kashiwa Office
- ⑥Shinbashi Office
- ⑦Shinjuku Office
- ⑧Ueno Office
- ⑨Gotanda Office
- ⑩Shibuya Office
- ⑪Ogikubo Office
- ⑫Itabashi Office
- ⑬Katsushika Office
- ⑭Machida Office
- ⑮Yokohama Office
- ⑯Shin-Yokohama Office
- ⑰Kawasaki Office
- ⑱Setagaya Service Center
- ⑲Itabashi Service Center
- ⑳Fujisawa Office
- ㉑Tokorozawa Office
- ㉒Hachioji Office
- ㉓Nihonbashi Office
- ㉔Funabashi Office
- ㉕Kawagoe Office



Since April 2002 the "Chibimaruko Chan" character has appeared as a representative for the HS division

FY2002 Sales by Division


(76.7%)

Divisional sales: 45,491 million yen
(4.9% higher than the previous year)

Home reinforcing services, under-floor/under-roof ventilation systems and termite eradication services are the three pillars supporting SANIX's mission to strengthen and prolong the life-span of homes. During the year under review, SANIX carried out organizational reforms and training programs to reinforce its ability to attract new customers. These efforts in turn tied into a broader initiative aimed at placing the customer more firmly at the center of operations. Net sales climbed 4.9% over the previous year to 45,491 million yen as a result.


(13.7%)

Divisional sales: 8,094 million yen
(23.1% higher than the previous year)

During the year under review, SANIX focused on expanding the market for the maintenance services that are vital to extending the life-span of offices, condominium buildings, and attached facilities and installations, particularly water supply equipment. By product area, sales of water activator installations rose, and careful attention to maintenance services also resulted in growth in sales of maintenance installations for construction of water supply facilities. Geographically, SANIX's concerted marketing efforts in the Kanto region resulted in sales in the Kanto region rising 57.2% from year before, with total sales in the division rising 23.1% to 8,094 million yen.

Environmental Resources Development Division


(9.6%)

Divisional sales: 5,676 million yen
(24.2% higher than the previous year)

In the waste-plastic-to-fuel conversion business, SANIX succeeded in increasing the capacity of its eleven plastic reclamation plants, three of which started operations during the year under review, leading to increased sales of waste plastic processing. Sales at the Kitakyushu incineration facility fell very slightly, but the Hibiki organic liquid waste processing plant offset this by improving on the previous year's figures. These successes lifted total divisional sales 24.2% to 5,676 million yen.

SANIX's Three Key Product Areas Come Together to Reinforce Homes from Top to Bottom


50,000
40,000
30,000
20,000
10,000
0
1999
2000
2001
2002



Home-reinforcement

In this original Sanix system, under floor and under roof joints are strengthened to increase durability and decrease the likelihood of earthquake damage. Without costly outer wall construction, the procedure can be carried out at low cost and in a shot period of time.



Termite eradication

Sanix's expert staff, thoroughly trained in termite breeding patterns, evaluate eradication requirements before proposing total eradication services.



Under-floor/under-roof ventilation system

This system, which takes advantages of the power of the sun, makes use of a humidity sensor and operates at energy efficient levels by functioning at a level suitable to the relative humidity at any given time.

Maintain a Firm Grip on the House Maintenance Market

The Home Sanitation Division is based on home reinforcing services, termite eradication services, and under-floor/under-roof ventilation systems. On the basis of this three-pronged approach, SANIX aims to provide the comprehensive home maintenance services customers need to strengthen and prolong their homes' life-span.

In home reinforcing services, SANIX uses metal fittings to reinforce critical wooden joins under the floors and roofs of homes. These innovative services prevent deformation and gaping while also reducing damage from earthquakes and typhoons. First introduced in July 1999, they have already become the division's biggest earner, a remarkable feat in such a short period of time.

Termite eradication services cater to the need to prevent termite damage to the structure of homes. SANIX staff are experts on the behavior of termites in this type of environments and are experts at treating infestations.

Under-floor/under-roof ventilation systems, SANIX's third pillar of operations in this division, are solar-powered systems that protect wooden houses from Japan's humid climate. Installing these systems contributes to the creation and maintainance of sound living environments.

In the last few years, there has been a rapid trend towards valuing homes as assets and prolonging their life-span accordingly. Maintaining, repairing and rebuilding homes have become more important. Working to release fresh demand in this area, SANIX has expanded its services created to make homes more resistant to earthquakes, more pleasant to live in, and more durable. The Company has also put in place a structure to offer customers a comprehensive selection of services ranging from development and manufacturing to installation and customer management. It is fair to say that this structure is SANIX's main strength.

Putting Customers at the Center of Our Business and Building a Specialist Organization

During the year under review, the Home Sanitation Division brought customers back to the center of its business and strived to boost customer satisfaction. At the same time, the division placed a new emphasis on expanding the skill set of our sales engineers through specialist training in certain fields. SANIX also worked to attract new customers and increase business from existing customers. Exhaustive marketing tailored to different service categories led to a 4.9% rise in sales in this division to 45,491 million yen.

Sales by service type were as follows: sales of under-floor/under-roof ventilation systems rose 9.2% increase to 13,551 million yen, home reinforcing system sales rose 2.2% to 13,627 million yen, and sales from the provision of home reinforcement expertise to other parties came to 1,000 million yen.

Sales by geographical area saw the Chukyo region record a 20.3% increase. The Kansai region, Shikoku, Kyushu, and most other regions also witnessed increases in sales.

Outlook for Fiscal 2003

The Home Sanitation Division plans to attract new customers by bringing customers back to the center of its business and emphasizing its proposal-driven business. Active client management will also bring proactive business proposals to the fore, with the accurate grasp of customer needs made possible through annual inspections.

In Kanto SANIX will establish six new stores as part of an aggressive network development. Simultaneously, SANIX will work to increase brand awareness and increase its customer base with sales activities.

The division forecasts net sales in the coming fiscal year to rise 12.8% to 51,200 million yen.

Establishment Sanitation Division

Fostering New Demand for Water [illegible]


8,000
6,000
4,000
2,000
0
1999
2000
2001
2002



Ceramic Activator SC Protector
This system was developed to solve the problems that cause rust-tinged water. The patented equipment uses the catalytic effect of science ceramics to activate water supplies.



Ozone water purification systems
Taking advantage of naturally existing ozone, this system purifies pool and spa water by disinfecting, deodorizing, and eliminating discoloration for a clean, safe supply.



Arsenic removal systems
This system, developed by the Canadian company ADI International, cost effectively removes unsafe levels of arsenic from well water.

Professional Water Quality Management and Sanitation for Corporate Customers

The Establishment Sanitation Division provides a comprehensive range of sanitation services for corporate customers, including water quality management, hygiene surveys and diagnosis, anti-food poisoning measures, vermin eradication, and a variety of maintenance services.

Large buildings such as office and condominium blocks face a large range of sanitation-related problems invisible to the untrained eye. Hotels, restaurants, plants producing foodstuffs, healthcare facilities and other similar establishments also require the services of experienced professionals if they are to deal appropriately with sanitation issues. In response to these requirements, the Establishment Sanitation Division bases its business on water quality management, services aimed at prolonging facility life-span, and water activator installations.

Private-sector capital investment is continuing to fall and corporations and businesses are currently focusing on reducing costs. At the same time, however, awareness of the importance of maintenance services to ensure buildings and facilities can enjoy a long life-span is increasing . SANIX considers this trend to be the perfect opportunity to generate new demand for these services. Drawing out new customer needs through proposal-driven marketing activities, the Company has succeeded in expanding its business in the same manner as the previous year.

Focusing on Water Activator Installations and Unearthing New Maintenance Demand

During the year under review, the Establishment Sanitation Division succeeded in cultivating new demand for maintenance services, primarily water supply facilities and other building maintenance services.

This success increased sales , especially in the water activator installations that constitute the division's core product. Taking this product as a contact point, SANIX then promoted its maintenance services via proposal-driven marketing, dramatically pushing up sales of maintenance installations for building water supply facilities. Total sales for the division climbed 23.1% to 8,094 million yen.

Sales by product and service type were as follows: water activator installation sales increased 12.8% to 3,559 million yen while sales of maintenance installations for building water supply facilities rose 5.3% to 1,436 million yen. Other sales, a category including ozone water purification systems, arsenic removal systems, and exterior wall waterproofing, rose 50.7% to 3,099 million yen.

In sales by geographical area, the Kanto region, in which SANIX has been steadily putting in place an operating network in recent years, performed well. Sales rose 57.2% from the previous year to 4,012 million yen, and made a major contribution to overall growth in sales.

Outlook for Fiscal 2003

While continuing its shift to the enormous Kanto market, the Establishment Sanitation Division will maintain efforts to unearth new demand from the owners of office and condominium buildings eager to prolong the life-span of their buildings.

Water activation devices will retain their role as the division's central product. SANIX will endeavor to boost further the trust customers place in the water activation devices it provides, stimulating new demand in this area.

The ozone water purification systems and arsenic removal systems SANIX introduced in the previous year will also spur new demand. As SANIX's lineup of products and services steadily diversifies, the Company will in future attach particular importance to increasing sales of those products that it can install itself, thereby boosting profit margins.

Divisional sales for the next fiscal year are predicted to rise 11.2% over the year under review to come to 9,000 million yen.

Environmental Resources Development Division

Aiming to Become a Leading Eco-Business Company by Creating Recycling Businesses



6,000
5,000
4,000
3,000
2,000
1,000
0
1999
2000
2001
2002



Tomakomai's Sanix recycling-based power generation system plant
Sanix will carry out highly-efficient generation of environmentally-friendly power using fuel made from plastic recycled at its plastic resources development plants.



SANIX

Plastic Recycling Plant in Okazaki
Sanix currently has 14 plastic resource development plants in Japan, recycling and converting waste plastic into usable fuel. These 14 plants provide Tomakomai power plant with this processed fuel.



The Hibiki Organic Liquid Waste Processing Plant
Japan's largest processing plant, closed-processing organic waste liquid and converting by-products into raw cement material and water for industrial use.

SANIX's Mission – Develop an Environmentally Aware Recycling-Oriented Society

The Environmental Resources Development Division aims to create an environmentally aware recycling-oriented society with the recycling of industrial waste as its core operating activity. SANIX has positioned this strategy as the key driver for SANIX's continued growth in the medium and long term.

The Japanese economy currently produces approximately 400 million tons of industrial waste on an annual basis, the majority of which is incinerated or buried in landfills. However, the amount of space available for use in landfills is decreasing every year, and both waste disposal methods and facilities present society with a number of serious environmental problems.

SANIX aims to slash this environmental burden and to contribute to the creation of a recycling-oriented society. Accomplishing this goal will require a broad variety of intermediate processing activities, including the conversion of waste plastics to fuel, the reduction and neutralization of wastes that require special handling, such as those from medical institutions, and the neutralization and recycling of organic wastes from food processing and other similar plants.

Putting in Place the Systems for Constructing Recycling-Based Environmentally Friendly Power Generation Systems

Divisional sales for the year under review climbed 24.2% to 5,676 million yen. Waste plastic processing capacity improved considerably due to the new plastic reclamation plants that started operations during the year. These three plants, at Suzuka in Mie Prefecture, Moka in Tochigi Prefecture, and Tagajo in Miyagi Prefecture, increased the total number of facilities operated by SANIX to 11 , and increased total capacity 23.0%. Furthermore, improved marketing increased service prices, lifting divisional sales 42.0% to 3,355 million yen.

In other business, revenues at SANIX's incineration disposal plant in Moji-ku, Kitakyushu fell 1.0%, and revenues at the Hibiki organic liquid waste processing plant in Wakamatsu-ku, Kitakyushu increased 14.2%.

Outlook for Fiscal 2003

In June 2002, SANIX started testing the Tomokomai electric power generating facility, which runs off fuel made from waste plastic processed at SANIX's plastic reclamation plants. It is the first power generation of its kind, and SANIX attaches the utmost importance to safety in operating this recycling-based environmentally friendly power generation system. SANIX will boost the capacity of its plastic reclamation plants by adding another five plants all the while remaining focused on the construction of this vital link in its electric power generation chain. Full-scale operations at the Tomokomai facility are due to start in April 2003, after the safe completion of all the appropriate tests.

The Hibiki organic liquid waste processing plant, which began operations in March 2000, is an on-shore treatment plant built as a direct response to the need created by the London Convention on the Prevention of Marine Pollution by Dumping of Wastes and Other Matter, which prohibits offshore dumping of organic effluents. Regulations covering the disposal of organic liquid wastes are currently being tightened even further, and SANIX is increasing capacity at the plant to cater to this growing demand.

Divisional sales are predicted to rise 58.6% to 9,000 million yen.

Board of Directors

(As of June 30, 2002)

President and Chief Executive Officer



Shin-ichi Munemasa

Managing Directors



Iwao Yanai



Masayoshi Tatsukawa



Kazunobu Zaitsu



Yoshiyuki Maeda



Kazuhide Fukuda



Kozo Inoue



Koji Umeda

Directors



Keiji Murakami



Kazuhiko Furukawa



Shigeaki Shigeta



Seiichi Marumoto



Yoshikazu Ikegaki

Financial Section







Contents

Financial Review

All amounts below are rounded off the nearest million yen. Percentages are rounded off to one decimal place.

Business environment

During the fiscal year ended March 31, 2002, the Japanese economy exhibited a mild deflationary trend asprivate-sector capital investment and lackluster consumer spending restrained economic growth in Japan.

In the environmental sanitation industry, declines in household spending and corporate cost reductions made for difficult business conditions. However, there is undeniably heightened awareness of the need to extend the life-span of houses and office buildings, and the importance of environmental preservation and recycling. In response to these changes, SANIX is using aggressive and creative proposal-driven marketing to grasp the nature and scope of latent demand. Building solid trust-based relationships with clients resulted in improved results.

Performance during fiscal 2002

Faced with this business environment, SANIX endeavored to build up an accurate idea of the state of customer demand. Expanding proposal-driven marketing activities, the Company made concerted efforts to capitalize on the latent demand in the environmental sanitation industry. Promoting repeat business provided another focus for SANIX, as the Company insisted on meticulous customer management and boosting the quality of its services.

The Home Sanitation Division worked to improve its ability to attract new customers, conducting training programs to improve ways to improve customer satisfaction. SANIX also carried out operating reforms, including organizational restructuring, and the Company built upon its existing maintenance services for strengthening homes and prolonging their life-span.

In the Environmental Resources Development Division, SANIX made investments in its waste plastic collection facilities, fuel processing and transportation, and storage system construction capacity. These investments came ahead of the start of operations at the Tomakomai electric power generating facility, which requires large quantities of fuel made from waste. The Hibiki organic liquid waste processing plant, which began activities in March 2000 and is among the largest of its type in Japan, and it performed smoothly throughout the whole year.

Net sales for the year rose 8.7% over the previous year to 59,261 million yen. This rise constituted SANIX's seventh successive increase in annual net sales. Operating income rose 1.2% to 7,615 million yen, as the rise in net sales (which included 1,000 million yen in revenues from the provision of home reinforcement expertise to other parties) more than compensated for the increased staffing accompanying business expansion and advanced capital investments in waste-plastic fuel transportation and other areas relating to the electric generation business. Net income climbed 25.8% to 4,005 million yen in spite of the recording of an unrealized holding loss on investment securities, due to the recording in the previous year of a one-off charge in connection with the amortization of net transition obligation resulting from the adoption of new accounting standards for retirement benefits.

Sales by division

	Millions of yen	Percent of total	Millions of yen	Percent of total	Percent change
	2001／3		2002／3		2002/2001
Home Sanitation Division	¥43,386	79.6 %	¥45,491	76.7 %	4.9 %
Establishment Sanitation Division	6,577	12.0	8,094	13.7	23.1
Environmental Resources Development Division	4,568	8.4	5,676	9.6	24.2
Total	¥54,531	100.0 %	¥59,261	100.0 %	8.7 %

Income and expenses

Cost of sales during the year under review rose 18.4% to 22,871 million yen. As a percentage of sales, cost of sales rose 3.2 points to 38.6%, gross profits climbed 3.3% to 36,390 million yen. The main reasons for this were as follows: in the Home Sanitation Division, installation efficiency fell due to a slight increase in sales that was offset by increased personnel expenses due to an increase in technicians accompanying a plan to switch these staff to customer management positions in the future. In the Establishment Sanitation Division, SANIX conducted a number of large-scale installations that required the consignment of certain operations to outside parties and a commensurate drop in profit ratios. Lastly, in the Environmental Resources Development Division, sales failed to completely absorb growth in fixed costs, which included capital investment in the plastic reclamation business. Additionally, one-off costs such as those relating to the transportation of the converted-plastic fuels stored in SANIX yards for use in the Tomakomai electric generation plant reduced profitability further.

Selling, general and administrative expenses rose 3.9% to 28,775 million yen, but fell as a percentage of net sales to 48.6%, 2.2

points below the year before. This drop was due to the greater operational efficiency brought on by a rise in sales per customer/employee, a fall in the personnel costs to net sales ratio, and a decrease in one-off expenses accompanying the construction of a distribution system for the waste-plastic fuel required by the Environmental Resources Development Division.
As a result, operating income rose 1.2% to 7,615 million yen but fell 0.9 points to 12.8% as a percentage of net sales.
Other expenses reached307 million yen.However,this represented a 1,259 million yen improvement over the previous year, in which SANIX recorded a one-off charge in connection with the amortization of net transition obligation resulting from the adoption of new accounting standards for retirement benefits. Recording of an unrealized holding loss on investment securities and disposal loss on fixed assets of the Environmental Resources Development Division are responsible here.
Rent revenue came to 118 million yen as SANIX leased out part of its head office to third parties from the fiscal year.
Income before income taxes climbed 22.7% to 7,308 million yen, with net income rising 25.8% to 4,005 million yen. Net income as a percentage of sales climbed 0.9 points to 6.8%.
Return on assets rose 0.9 points to 6.9%, with return on equity increasing 1.4 points to 9.3%. Earnings per share rose to 97.88 yen per share, 22.04 yen per share higher than the year before.

Dividend policy

Dividends per share for the fiscal year stayed at 20 yen per share due to the importance of setting aside earnings for future capital investment in the Environmental Resources Development Division. This took the dividend payout ratio (dividends divided by net income) down 6.0 points from the previous year's figure of 26.3% to 20.3%.
Expanding the range of its business activities while also boosting profitability, SANIX is striving to increase earnings per share on an annual basis to allow consistent growth in dividend payments. At present, the Company has set a target dividend ratio of 25%.
SANIX will use internal reserves primarily in new capital investments that are aimed at boosting corporate value in the medium and long terms. These will in turn center upon the construction of plastic reclamation plants and the electric generation facilities that run off the fuel they create.

Financial position

Cash and cash equivalents at the end of the fiscal year fell 5,701 million yen over the previous year to 4,383 million yen.
Cash flows provided by operating activities fell 41.5% over the previous year to 4,079 million yen. Although income before income taxes climbed to 7,309 million yen and depreciation and amortization also rose, increases in notes and accounts payable – trade, income taxes paid and consumption taxes payable conspired to bring about the drop.
Cash flows used in investing activities came to 10,877 million yen, 3.1 times more than in the previous year. One reason for this major increase was due to construction expenses incurred at plastic reclamation plants and the Tomakomai electric power generation facility. Another was the sale of commercial paper and other short-term investments during the previous year.
Cash flows provided by financing activities totaled 1,097 million yen for the year, in contrast with the 2,206 million yen used in financing activities in the previous year. SANIX borrowed 3,100 million yen as working capital, repaid long-term loans and paid dividends.
Current assets at the end of the year under review totaled 12,894 million yen, 2,677 million yen less than the previous year. This fall was due to decreases in cash and bank deposits and short-term investments to provide capital for the construction of the Tomakomai electric power generation facility and plastic reclamation plants.
Investments and Advances came to 2,210 million yen, 254 million yen more than the previous year. Property, Plant and Equipment climbed to 41,842 million yen, a 5,968 million yen rise from the year before. Land, machinery, and equipment acquired in the process of constructing Tomakomai electric power generation plant and plastic reclamation plants were responsible here.
In Other Assets,lease guarantee deposits increased by 691 million yen relating to the construction of plastic reclamation plants.
Current liabilities at the end of the year came to 12,512 million yen, 1,577 million yen more than at the end of the previous year. The main factors here were a 3,100 million yen rise in short-term loans taken out to provide working capital, a 836 million yen decline in current portion of long-term debt, and a 663 million yen drop in notes and accounts payable, predominantly those relating to facilities.
Long-term liabilities at the end of the year totaled 3,090 million yen, 337 million yen less than the previous year. This drop was primarily attributable to a decrease in long-term debt.
Shareholders' equity increased 3,077 million yen over the previous year to 44,806 million yen as a result of growth in net income and the allocation of appropriated earnings to internal reserves.
As a result of the above factors, total assets at the end of the year under review rose 7.7% over the previous year to 60,407 million yen, total liabilities climbed 8.6% to 15,602 million yen, and shareholders' equity increased 7.4% to 44,806 million.

Consolidated Balance Sheets

SANIX INCORPORATED AND SUBSIDIARIES
As of March 31, 2002 and 2001

	Millions of yen		Thousands of U.S. Dollars (Note 3)
	2002	2001	2002
ASSETS			
Current Assets:			
Cash and bank deposits (Note 14)	¥ 4,467	¥ 8,099	$ 33,586
Short-term investments (Note 4)	—	2,000	—
Notes and accounts receivable:			
Trade	5,628	3,780	42,316
Other	496	141	3,729
Less: allowance for doubtful accounts	(37)	(43)	(278)
	6,087	3,878	45,767
Inventories (Note 5)	1,217	1,105	9,150
Deferred income taxes (Note 11)	568	294	4,271
Other current assets	555	195	4,173
Total Current Assets	12,894	15,571	96,947
Investments and Advances:			
Investments in securities (Note 4)	1,708	1,455	12,842
Beneficiary rights of commodity investment trust	500	500	3,759
Investments in non-stock equity	2	2	15
Total Investments and Advances	2,210	1,957	16,616
Property, Plant and Equipment (Notes 7 and 13):			
Buildings and structures	12,773	10,685	96,038
Machinery, equipment and vehicles	12,158	9,405	91,414
Other	897	806	6,744
	25,828	20,896	194,196
Less: accumulated depreciation	(7,262)	(5,371)	(54,602)
	18,566	15,525	139,594
Land	16,405	15,149	123,346
Construction in progress	6,871	5,200	51,662
Total Property, Plant and Equipment	41,842	35,874	314,602
Other Assets:			
Lease guarantee deposits	1,874	1,183	14,090
Club membership and other	254	184	1,910
Deferred income taxes (Note 11)	982	684	7,383
Other	352	637	2,647
TOTAL ASSETS	¥ 60,408	¥ 56,090	$ 454,195

The accompanying notes are an integral part of these statements.

	Millions of yen		Thousands of U.S. Dollars (Note 3)
	2002	2001	2002
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current Liabilities:			
Short-term loans	¥ 3,100	¥ —	$ 23,308
Current portion of long-term debt (Note 7)	348	1,184	2,617
Notes and accounts payable:			
Trade	1,328	1,271	9,985
Other	2,325	2,988	17,481
	3,653	4,259	27,466
Accrued income taxes	1,994	2,274	14,992
Consumption taxes payable	518	557	3,895
Accrued expenses	1,869	1,745	14,053
Accrued bonuses	559	518	4,203
Other current liabilities	471	398	3,541
Total Current Liabilities	12,512	10,935	94,075
Long-term Debt (Note 7)	747	1,095	5,616
Accrued Retirement Benefits (Note 8)	1,511	1,450	11,361
Long-term Know-how Usage Fee Payable	628	716	4,722
Deferred Income Taxes (Note 11)	3	5	23
Deposit Received	201	161	1,511
Total Liabilities	15,602	14,362	117,308
Stockholders' Equity (Note 10):			
Common stock			
Authorized: 163,500,000 shares			
Issued:			
March 31, 2002 - 40,920,752 shares	12,534	—	94,241
March 31, 2001 - 40,919,852 shares	—	12,531	—
Additional paid-in capital	15,854	15,851	119,203
Retained earnings	16,400	13,277	123,308
Net unrealized holding gains on securities	24	70	180
Less, treasury stock at cost	(6)	(1)	(45)
Total Stockholders' Equity	44,806	41,728	336,887
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	¥ 60,408	¥ 56,090	$ 454,195

The accompanying notes are an integral part of these statements.

Consolidated Statements of Income

SANIX INCORPORATED

For the years ended March 31, 2002 and 2001

	Millions of yen		Thousands of U.S. Dollars (Note 3)
	2002	2001	2002
Net sales	¥ 59,261	¥ 54,531	$ 445,571
Cost of sales	22,871	19,318	171,962
Gross profit	36,390	35,213	273,609
Selling, general and administrative expenses	28,775	27,692	216,353
Operating income	7,615	7,521	57,256
Other income (expenses):			
Interest and dividend income	20	72	150
Interest expense	(61)	(79)	(459)
Write-down of investments in securities	(169)	(166)	(1,271)
Loss on sales of short-term investments (Note 4)	—	(180)	—
Loss on disposal of property, plant and equipment	(89)	(103)	(669)
Amortization of net transition obligation resulting from adoption of new accounting standard for retirement benefits on April 1, 2000	—	(1,008)	—
Rental income	254	—	1,910
Rental expenses	(136)	—	(1,023)
Loss on casualty	(376)	—	(2,827)
Insurance money received	376	—	2,827
Other, net	(126)	(100)	(947)
	(307)	(1,564)	(2,309)
Income before income taxes	7,308	5,957	54,947
Income taxes (Note 11):			
Current	3,844	3,706	28,902
Deferred	(541)	(933)	(4,068)
	3,303	2,773	24,834
Net income	¥ 4,005	¥ 3,184	$ 30,113

	Yen		U.S. Dollars (Notes 3)
Per share:			
Net income:			
Basic	¥ 97.88	¥ 77.84	$ 736
Diluted	—	—	—
Cash dividend declared	20.00	20.00	150
Weighted average number of shares (thousand)	40,920	40,903	—

The accompanying notes are an integral part of these statements.

Consolidated Statements of Stockholders' Equity

SANIX INCORPORATED AND SUBSIDIARIES
For the years ended March 31, 2002 and 2001

	Millions of yen				
(Number of shares of common stock - thousands)	Common stock	Additional paid-in capital	Retained earnings	Net unrealized holding gains on securities	Treasury stock at cost
Balance at March 31, 2000 (27,257)	¥ 12,414	¥ 15,734	¥ 11,180	—	¥ (1)
Net income for the year	—	—	3,184	—	—
Cash dividends	—	—	(1,023)	—	—
Directors' and corporate auditors' bonus	—	—	(64)	—	—
Three-for-two stock split (13,628)	—	—	—	—	—
Exercise of warrants (35)	117	117	—	—	—
Net unrealized holding gains on securities	—	—	—	¥ 70	—
Balance at March 31, 2001 (40,920)	¥ 12,531	¥ 15,851	¥ 13,277	¥ 70	¥ (1)
Net income for the year	—	—	4,005	—	—
Cash dividends	—	—	(818)	—	—
Directors' and corporate auditors' bonus	—	—	(64)	—	—
Exercise of warrants (0)	3	3	—	—	—
Purchase of treasury stock	—	—	—	—	(5)
Net unrealized holding gains on securities	—	—	—	(46)	—
Balance at March 31, 2002 (40,921)	¥ 12,534	¥ 15,854	¥ 16,400	¥ 24	¥ (6)

	Thousands of U.S. Dollars (Note 3)				
Balance at March 31, 2001	$ 94,218	$ 119,180	$ 99,827	$ 526	$ (8)
Net income for the year	—	—	30,113	—	—
Cash dividends	—	—	(6,153)	—	—
Directors' and corporate auditors' bonus	—	—	(481)	—	—
Exercise of warrants	23	23	—	—	—
Purchase of treasury stock	—	—	—	—	(37)
Net unrealized holding gains on securities	—	—	—	$ (346)	—
Balance at March 31, 2002	$ 94,241	$ 119,203	$ 123,308	$ 180	$ (45)

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

SANIX INCORPORATED
For the years ended March 31, 2002 and 2001

	Millions of yen		Thousands of U.S. Dollars (Note 3)
	2002	2001	2002
Cash flows from operating activities:			
Income before income taxes	¥ 7,309	¥ 5,957	$ 54,955
Depreciation and amortization	2,507	2,005	18,850
Increase in accrued retirement benefits	61	1,148	458
Increase in allowance for doubtful accounts	(6)	100	(45)
Interest and dividend income	(20)	(72)	(150)
Interest expense	61	79	458
Loss on sales of short-term investments	—	180	—
Write-down of investments in securities	168	166	1,263
Write-down of club membership	—	87	—
Loss on sales of property, plant and equipment	65	—	489
Loss on disposal of property, plant and equipment	74	103	556
Loss on casualty	110	—	827
Increase in notes and accounts receivable - trade	(1,848)	(667)	(13,895)
Increase in inventories	(112)	(36)	(842)
Increase in other current assets	(657)	(268)	(4,940)
Increase in notes and accounts payable - trade	57	3	429
Increase (decrease) in consumption taxes payable	(39)	367	(293)
Increase in other current liabilities	948	1,176	7,128
Payment of bonus to directors and corporate auditors	(64)	(64)	(481)
Other, net	(361)	(4)	(2,714)
Sub-total	8,253	10,260	62,053
Interest and dividend income received	11	72	82
Interest expense paid	(62)	(76)	(466)
Income taxes paid	(4,123)	(3,287)	(31,000)
Net cash provided by operating activities	4,079	6,969	30,669
Cash flows from investing activities:			
Increase in time deposit	(69)	—	(519)
Proceeds from sales of short-term investments	0	9,224	0
Payment for purchases of short-term investments	(501)	(2,109)	(3,767)
Payment for purchases of property,plant and equipment	(9,837)	(11,738)	(73,962)
Payment for purchase of beneficiary rights of money trust	—	999	—
Other,net	(470)	81	(3,534)
Net cash used in investing activities	(10,877)	(3,543)	(81,782)
Cash flows from financing activities:			
Increase in short-term borrowings	3,100	—	23,308
Repayment of long-term loans from banks	(1,184)	(1,420)	(8,902)
Proceeds from exercise of warrants	6	234	45
Purchase of treasury stock	(6)	—	(45)
Dividends paid	(819)	(1,020)	(6,158)
Net cash provided by(used in)financing activities	1,097	(2,206)	8,248
Net increase(decrease)in cash and cash equivalents	(5,701)	1,220	(42,865)
Cash and cash equivalents at beginning of year	10,084	8,864	75,820
Cash and cash equivalents at end of year(Note15)	¥ 4,383	¥ 10,084	$ 32,955

The accompanying notes are an integral parts of these statements.

(to be continued)

1. Basis of Presentation of Consolidated Financial Statements

The accompanying consolidated financial statements have been prepared based on the accounts maintained by SANIX INCORPORATED (the “Company”) and its all subsidiaries (collectively, the "Companies") in accordance with the provisions set forth in the Commercial Code of Japan and the Securities and Exchange Law, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Accounting Standards.

Certain items presented in the consolidated financial statements submitted to the Director of Kanto Finance Bureau in Japan have been reclassified in these accounts for the convenience of readers outside Japan.

The consolidated financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

2. Summary of Significant Accounting Policies

(1) *Consolidation*

At March 31, 2002 and 2001, the consolidated financial statements include the accounts of the Company and all of its subsidiaries. All significant inter-company transactions and account balances have been eliminated. Unrealized profits on sales of assets among the Companies have been entirely eliminated.

The Company follows the step-by-step acquisition method to eliminate the Company's investments in subsidiaries and the stockholder's equities of those subsidiaries.

Full portion of the assets and liabilities of the subsidiaries is marked to fair value as of the acquisition of control.

(2) *Cash and cash equivalents*

Cash and cash equivalents in the consolidated statements of cash flows are composed of cash on hand, bank deposits able to be withdrawn on demand, and short-term investments with an original maturity of three months or less and which are readily convertible to cash and represent a minor risk of fluctuation in value.

(3) *Short-term investments and investments in securities*

Held-to-maturity securities are recorded at amortized cost.

Other securities are carried at fair market value, with the unrealized holding gains and losses, net of tax, reported as a net amount in a separate component of stockholders' equity. For the purpose of computing realized gains and losses, the cost of these securities is determined by the moving average method.

Securities that do not have readily determinable fair market value are recorded at cost, being determined by the moving average method.

Effective April 1, 2000, the Companies adopted the new accounting standard for financial instruments and changed their valuation method of securities. Held-to-maturity securities, which were previously carried at cost being determined by the moving average method, are recorded at amortized cost. Other securities with readily determinable fair market value, which were previously stated at the lower of cost or market with cost determined by the moving average method, are stated at fair market value. The effects of the change were to decrease income before income taxes by ¥140 million ($1,129 thousand) for the year ended March 31, 2001. The valuation of other securities at fair market value at March 31, 2001 resulted in net unrealized holding gains of ¥70 million ($564 thousand), which were reported in a separate component of stockholders' equity, and net deferred tax liability of ¥51 million ($411 thousand), which were offset against non-current deferred tax assets. The Companies reconsidered the holding purposes of securities outstanding at April 1, 2000 and reclassified securities, other than held-to-maturity debt securities with remaining maturities of one year or less, from short-term investments in current assets to investments in securities in non-current assets. As a result of this reclassification, short-term investments decreased and investments in securities increased by ¥218 million ($1,758 thousand).

(4) *Inventories*

Inventories are stated at cost, cost being determined by the following methods:

Merchandise, finished products, Semi-finished products and raw materials	Moving average method
Supplies	Last purchase invoice method

(5) *Depreciation of property, plant and equipment*

Depreciation of property, plant and equipment is computed by the declining-balance method.

(6) *Intangible assets*

Amortization of intangible assets is computed by the straight-line method.

Software costs for internal use are capitalized and amortized on a straight-line basis over their estimated useful lives (five years) of the software.

(7) *Long-term prepaid expenses*

Long-term prepaid expenses are amortized on the straight-line method. A know-how usage fee for technique in connection with the installation work of house reinforcement metal fittings is amortized over three years, which is an expected minimum benefited period.

(8) *Allowance for doubtful accounts*

Allowance for doubtful accounts is provided in preparation for possible risk of uncollectible accounts. The balance of the allowance for the general account is established by multiplying the year-end balance of general accounts by the historical bad debt ratio. In addition, the Companies specifically identify individual accounts, which have concern of bad debt risk, and provide the allowance at the amount deemed to be uncollectible.

Effective April 1, 2000, the Companies adopted the new accounting standard for financial instruments and changed its method of providing allowance for doubtful accounts and of accounting for golf membership. The effects of these changes were to decrease income before income taxes by ¥189 million ($1,524 thousand) for the year ended March 31,2001.

(9) *Accrued bonuses*

Accrued bonuses are provided for payment of bonuses to employees based on the amounts estimated to be paid.

(10) Retirement benefit plans

Accrued retirement benefits are provided in preparation for payment of retirement benefits to employees at an amount of net obligation attributed to the services rendered by the end of the year, which was determined based on projected benefit obligations less estimated plan assets balances at the end of the year. The actuarial gain/losses is charged to income in the next year when it is incurred in its entirely.

Effective April 1, 2000, the Companies adopted the new accounting standard for retirement benefits. The net transition obligation of ¥1,008 million ($8,129 thousand) at date of transaction was charged to income for the year ended March 31, 2001 in its entirety. Until the year ended March 31, 2000, the retirement allowance was provided at 40% of the amount, which would be required to pay if all employees voluntarily terminated at the balance sheet date. The effects of this change was to increase retirement benefit costs included in cost of sales and selling, general and administrative expenses by ¥ 101 million ($815thousand) and to decrease income before income taxes by ¥1,109 million ($8,944 thousand).

(11) Leases

Finance leases other than those, which are deemed to transfer the ownership of leased assets to lessees, are accounted for by the method similar to that applicable to ordinary operating leases.

(12) Consumption taxes

Consumption taxes are imposed at a flat rate of 5% on all domestic consumption of goods and services (with certain exemptions). The consumption taxes withheld on revenues and the consumption taxes paid on purchases are both excluded from the amounts of relevant items in the consolidated statements of income.

(13) Income taxes

Income taxes of the Companies consist of corporate income taxes, local inhabitant taxes and enterprise taxes. Deferred income taxes reflect the expected future tax consequences of differences between the tax bases of assets and liabilities and the financial reporting amounts at balance sheet date. Deferred tax assets and liabilities are measured by using currently enacted tax rates, and the effect on these deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(14) Net income and cash dividends per share

Basic net income per share of common stock is based on the weighted average number of shares of common stock outstanding during each period. Diluted net income per share assumes the dilution that would occur if all warrants were exercised and resulted in the issuance of common stock. Diluted net income per share for the year ended March 31, 2002 and 2001 was not presented due to the anti-dilutive effect of the assumed exercise of warrants.

Cash dividends per share include those declared by the Companies in the respective periods. Dividends are charged to retained earnings in the year in which they are paid.

3. United States Dollar Amounts

Amounts in U.S. dollars are included solely for the convenience of readers outside Japan. The rate of ¥133=U.S.$1, the rate of exchange at March 31, 2002, has been used in translation. The inclusion of such amounts is not intended to imply that Japanese yen have been or could be readily converted, realized or settled in U.S. dollars at this rate or any other rate.

4. Investments in Debt and Equity Securities

Investment in debt and equity securities at March 31, 2002 and 2001, included in short-term investments (current assets) and investments in securities (non-current assets), are summarized as follows:

	Millions of yen					
	2002			2001		
	Cost	Fair value	Gross unrealized gains (losses)	Cost	Fair value	Gross unrealized gains (losses)
Securities with unrealized holding gains:						
Equity securities	¥226	¥319	¥93	¥ 459	¥ 662	¥203
Securities with unrealized holding losses:						
Equity securities	325	308	(17)	150	143	(7)
Other	392	357	(35)	501	425	(76)
	717	665	(52)	651	568	(83)
	¥943	¥984	¥41	¥1,110	¥1,230	¥120

	Thousands of U.S.Dollars		
	2002		
	Cost	Fair value	Gross unrealized gains (losses)
Securities with unrealized holding gains:			
Equity securities	$ 1,699	$ 2,398	$ 699
Securities with unrealized holding losses:			
Equity securities	2,444	2,316	(128)
Other	2,947	2,684	(263)
	5,391	5,000	(391)
	$ 7,090	$ 7,398	$ 308

The following securities, which have no readily determinable fair market value, were excluded from the above presentation at March 31, 2002 and 2001:

	Millions of yen		Thousands of U.S. Dollars
	2002	2001	2002
Short-term investments:			
Commercial paper	—	¥ 2,000	—
Investments in securities:			
Unlisted securities (excluding over-the-counter securities)	¥ 724	¥ 224	$ 5,444

The proceeds from sales of other securities for the years ended March 31, 2002 and 2001 were ¥0.003 million ($0.023 thousand) and ¥323 million, respectively. The net realized loss on these sales was ¥180 million for the year ended March31, 2001.

5. Inventories

Inventories were comprised of the following at March 31, 2002 and 2001:

	Millions of yen		Thousands of U.S. Dollars
	2002	2001	2002
Merchandise and finished products	—	¥ 86	—
Raw materials	849	666	6,383
Semi-finished products	245	235	1,842
Work-in-process	4	6	30
Supplies	119	112	895
	¥ 1,217	¥1,105	$ 9,150

6. Leases

The Companies leases certain tools, furniture and fixture, machinery and vehicles, office space and other assets. Total lease payments under these leases were ¥2,963million ($22,278 thousand) and ¥2,598million for the years ended March 31, 2002 and 2001, respectively.

Pro forma information relating to acquisition costs, accumulated depreciation and future minimum lease payments for property held under finance leases which do not transfer ownership of the leased property to the lessee and "as if capitalized" basis as of and for the year ended March 31, 2002 and 2001, is as follows:

(1) Acquisition costs and accumulated depreciation at March 31, 2002 and 2001

	Millions of yen					
	2002			2001		
	Tools, furniture and fixture	Machinery and vehicles	Total	Tools, furniture and fixture	Machinery and vehicles	Total
Acquisition cost	¥ 904	¥ 2,449	¥ 3,353	¥ 981	¥ 2,237	¥ 3,218
Accumulated depreciation	(386)	(1,363)	(1,749)	(472)	(1,061)	(1,533)
Net leased property	¥ 518	¥ 1,086	¥ 1,604	¥ 509	¥ 1,176	¥ 1,685

	Thousands of U.S. Dollars		
Acquisition cost	$ 6,797	$ 18,413	$ 25,210
Accumulated depreciation	(2,902)	(10,248)	(13,150)
Net leased property	$ 3,895	$ 8,165	$ 12,060

(2) Future minimum lease payments at March 31, 2002 and 2001 are summarized as follows:

	Millions of yen		Thousands of U.S. Dollars
	2002	2001	2002
Due within one year	¥ 630	¥ 600	$ 4,736
Due after one year	1,017	1,163	7,647
Total	¥ 1,647	¥ 1,763	$ 12,383

(3) Lease rental expenses for the years ended March 31, 2002 and 2001 were ¥715 million ($5,376 thousand) and ¥660 million, respectively.

(4) Depreciation expenses, which are not reflected in the consolidated statements of income, computed by the straight-line method over the lease term with no residual value, would be ¥672 million ($5,053 thousand) and ¥631 million for the years ended March 31, 2002 and 2001, respectively.

(5) Interest expense, which is not reflected in the consolidated statements of income, would be ¥51 million ($383 thousand) and ¥54 million for the years ended March 31, 2002 and 2001, respectively. Interest expense is determined at the difference between total lease payments and acquisition cost of leased assets and allocated to each period based on the interest method.

7. Long-term Debt

Long-term debt at March 31, 2002 and 2001 consisted of the following:

	Millions of yen		Thousands of U.S. Dollars
	2002	2001	2002
Loans from banks, due from April 2002 to August 2008 with interest rates ranging from 1.9% to 4.7% :			
Secured	¥914	¥1,961	$6,872
Unsecured	181	318	1,361
	1,095	2,279	8,233
Less, amount due within one year	(348)	(1,184)	(2,617)
	¥747	¥1,095	$5,616

The aggregate annual maturities of long-term debt at March 31, 2001 are as follows:

Years ending March 31,	Millions of yen	Thousands of U.S. Dollars
2004	¥319	$2,398
2005	156	1,173
2006	86	647
2007	74	556
2008 and thereafter	112	842
	¥747	$5,616

Assets pledged as collateral and related secured debt at March 31, 2002 and 2001are summarized as follows :

	Millions of yen		Thousands of U.S. Dollars
	2002	2001	2002
Collective plant mortgage:			
Buildings and structures	¥ 578	¥ 609	$ 4,346
Machinery, equipment and vehicles	666	730	5,008
Land	1,311	1,311	9,857
Other	6	8	45
	¥2,561	¥2,658	$19,256
Debt secured by the above:			
Current portion of long-term debt	¥ 622	¥ 548	$ 4,677
Long-term debt	292	906	2,195
	¥ 914	¥1,454	$ 6,872
Other than collective plant mortgage:			
Buildings and structures	¥ 436	¥ 897	$ 3,278
Land	1,259	1,692	9,466
	¥1,695	¥2,589	$12,744
Debt secured by the above :			
Long-term debt	—	¥ 508	—
Short-term loans	867	—	6,519
	¥ 867	¥ 508	$ 6,519

8. Retirement Benefit Plans

Employees who terminate their services with the Companies are, under most circumstances, entitled to lump sum retirement benefits determined by reference to their current basic rates of pay and length of service.

50% of retirement benefits for the Company's employees is covered by a non-contributory pension plan, which was adopted by the Company on February 1, 1991. Under the plan, employees with service of 20 years or more are entitled to receive retirement benefits in the form of an annuity upon termination. Employees with service of three years or more and less than 20 years are entitled to receive lump-sum retirement benefits upon termination. The Company's funding policy is to contribute monthly the amount required by applicable laws and regulations.

The funded status of the Companies at March 31, 2002 and 2001 are summarized as follows:

	Millions of yen		Thousands of U.S. Dollars
	2002	2001	2002
Projected benefit obligation	¥ 2,445	¥ 2,116	$ 18,384
Plan assets at fair value	(767)	(678)	(5,767)
Unrecognized net gain(loss)	(167)	12	(1,256)
Retirement allowance	¥ 1,511	¥ 1,450	$ 11,361

Severance and pension costs of the Companies included the following components for the years ended March 31, 2002 and 2001

	Millions of yen		Thousands of U.S. Dollars
	2002	2001	2002
Service cost	¥ 291	¥ 274	$ 2,188
Interest cost	63	58	473
Expected return on plan assets	(20)	(19)	(150)
Amortization of actuarial gain	(12)	—	(90)
Amortization of variance on calculation	—	1,008	—
	¥ 322	¥ 1,321	$ 2,421

Assumption used in the calculation for the defined benefits plan for the year ended March 31, 2001 and 2000 are as follows:

	2002	2001
Discount rate	2.5 %	3.0 %
Long-term rate of return on fund assets	2.5 %	3.0 %
Method of attributing benefits to periods of service	Straight-line basis	Straight-line basis
Amortization period for actuarial gain/losses	1 year	1 year

The actuarial gain/losses is charged to income in the next year when it is incurred in its entirely.

9. Stock Option Plan

Based on the resolution of the 22nd general stockholders' meeting held on June 29,2000,the Company granted stock purchase warrants on July 12,2000 to directors and employees under the Company's stock option plan. The warrants to purchase up to 80,000 shares and 1,962,000 shares of common stock were granted to all directors being in office at the close of the 22nd general stockholders' meeting and all full-time employees being recorded on the employee register as of April 1, 2000 and being office at the close of the 22nd general stockholders' meeting, respectively. The exercise price of each warrant is ¥6,632 per share, which is subject to adjustment for any stock split or stock reverse split subsequently made by the Company. All warrants are exercisable for the period from September 1, 2000 to November 30, 2002.

Based on the resolution of the 23rd general stockholder's meeting held on June 28, 2001, the Company granted stock purchase warrants on September 1, 2001 and March 31, 2002 to employees under the Company's stock option plan. The warrants to purchase up to 181,400 shares of common stock were granted to all full-time employees, who joined the Company form April 2, 2000 to April 1, 2001, being recorded on the employee register as of April 1, 2001 and being office at the close of the 23rd general stockholders' meeting, respectively. The exercise price of each warrant is ¥6,663 per share, which is subject to adjustment for any stock split or stock reverse split subsequently made by the Company. All warrants are exercisable for the period from September 1, 2001 to November 30, 2002.
The movements of warrants for the years ended March 31, 2002 and 2001 were as follows:

	Number of shares	
	2002	2001
Exercisable at the beginning of year	564,080	—
Granted during the year	621,627	628,458
Exercised during the year	(900)	(35,252)
Cancelled without exercise	(91,749)	(29,126)
Exercisable at the end of year	1,093,058	564,080

10. Stockholders' Equity

Under the Commercial Code of Japan (the "Code"), the entire amount of the issue price of new shares issued upon exercise of warrants is required to be capitalized as stated capital, although the Company may, by resolution of its Board of Directors, capitalize an amount not exceeding one-half of the issue price of the new shares (subject in all cases, however, to the reminder being not less than the total par value of such new shares) as additional paid-in capital.

The Code provides that an amount equivalent to at least 10% of cash payments for appropriation of retained earnings be appropriated as legal reserve until such reserve equals 25% of stated capital. The legal reserve may be used to reduce a deficit or may be transferred to stated capital through appropriate stockholder and director actions, but is not available for dividend payment. The legal reserve of the Company, amounting to ¥395 million ($2,970 thousand), was included in retained earnings at March 31, 2002.

Under the Code, the appropriation of retained earnings (including year-end cash dividend payment) proposed by the Board of Directors should be approved at shareholders' meeting, which must be held within three months after the end of each fiscal year. The appropriation of retained earnings reflected in the consolidated financial statements represents the results of such appropriations applicable to the immediately preceding fiscal year but which were approved by the shareholders' meeting and disposed of during the current year.

As is customary practice in Japan, the payment of bonuses to directors and corporate auditors is made out of retained earnings instead of being charged to income for the year and constitutes a part of the appropriations cited above.

11. Income Taxes

The Companies are subject to a number of different taxes based on income which, in aggregate, result in statutory income tax rates of approximately 42% for the years ended March 31, 2002 and 2001.

Reconciliation of the difference between the statutory income tax rates and the effective income tax rates for the years ended March 31, 2002 and 2001 was as follows:

	2002	2001
Statutory income tax rate	42.0 %	42.0 %
Increase (decrease) in taxes resulting from:		
Entertainment expenses and other which are permanently non tax-deductible	1.5	3.8
Per capita inhabitant taxes and other	1.7	1.8
Other, net	—	(1.0)
Effective income tax rate	45.2 %	46.6 %

Significant components of deferred tax assets and liabilities at March 31, 2002 and 2001 were as follows:

	Millions of yen		Thousands of U.S. Dollars
	2002	2001	2002
Deferred tax assets:			
Accrued enterprise tax	¥ 170	¥ 192	$ 1,278
Property, plant and equipment	256	146	1,925
Long-term prepaid expenses	209	133	1,571
Allowance for doubtful accounts	39	42	293
Retirement allowance	531	502	3,993
Accrued bonus	127	75	955
Membership	36	36	271
Investments in securities	126	68	947
Other	401	111	3,015
	1,895	1,305	14,248
Deferred tax liabilities:			
Special depreciation	(331)	(281)	(2,489)
Investments in securities	(17)	(51)	(128)
	(348)	(332)	(2,617)
Net deferred tax assets	¥ 1,547	¥ 973	$ 11,631

12. Related Party Transactions

The Company purchased ¥2,555 million ($19,211thousand) and ¥3,210 million of crushing machines and other equipment used for waste plastic processing facilities from Rix Corporation ("Rix") for the years ended March 31, 2002 and 2001, respectively. A representative director and chairman of Rix is Mr. Genichiro Yasui, who is a corporate auditor of the Company.

In addition, the Company sold ¥1,012 million ($7,609 thousand) of materials and services to ASANTE INCORPORATED ("ASANTE") for the year ended March 31, 2002. A brother of Mr. Shinichi Munemasa who is a major stockholder and a representative director of the Company, has majority of the total shares of ASANTE

13. Business Segments

The Companies' operations are classified into three business segments: Home Sanitation ("HS", including termite eradication and prevention, underfloor ventilation system installation and earthquake reinforcement system installation), Establishment Sanitation ("ES" including water activator installation and, sanitation, inspection and maintenance) and Industrial Waste Disposal ("IWD")

The following tables present information by business segments as of and for the years ended March 31, 2002 and 2001:

	Millions of yen					
	2002					
	HS	ES	IWD	Total	Elimination or Corporate	Consolidated
Net sales:						
External sales	¥ 45,491	¥ 8,094	¥ 5,676	¥ 59,261	¥—	¥ 59,261
Intersegment sales or transfer	—	—	1	1	(1)	—
Total	45,491	8,094	5,677	59,262	(1)	59,261
Operating expenses(a)	31,580	7,735	9,119	48,434	(3,212)	51,646
Operating income (loss)	¥ 13,911	¥ 359	¥ (3,442)	¥ 10,828	¥ (3,213)	¥ 7,615
Assets	¥ 7,419	¥ 2,712	¥ 33,389	¥ 43,520	¥ 16,888	¥ 60,408
Depreciation and amortization	134	21	1,777	1,932	293	2,225
Capital expenditure	80	15	6,696	6,791	76	6,867

	Millions of yen					
	2001					
	HS	ES	IWD	Total	Elimination or Corporate	Consolidated
Net sales:						
External sales	¥ 43,386	¥ 6,577	¥ 4,568	¥ 54,531	¥—	¥ 54,531
Intersegment sales or Transfer	—	—	1	1	(1)	—
Total	43,386	6,577	4,569	54,532	(1)	54,531
Operating expenses (a)	29,523	6,389	8,457	44,369	(2,641)	47,010
Operating income (loss)	¥ 13,863	¥ 188	¥ (3,888)	¥ 10,163	¥ (2,642)	¥ 7,521
Assets	¥ 7,197	¥ 2,320	¥ 25,628	¥ 35,145	¥ 20,945	¥ 56,090
Depreciation and amortization	149	26	1,410	1,585	95	1,680
Capital expenditure	119	38	11,259	11,416	1,698	13,114

	Thousands of U. S. Dollars					
	2002					
	HS	ES	IWD	Total	Elimination or Corporate	Consolidated
Net sales:						
External sales	$ 342,037	$ 60,857	$ 42,677	$ 445,571	$—	$ 445,571
Intersegment sales or transfer	—	—	7	7	(7)	—
Total	342,037	60,857	42,684	44,578	(7)	445,571
Operating expenses	237,443	58,158	68,564	364165	(24,150)	388,315
Operating income(loss)	$ 104,594	$ 2,699	$ (25,880)	$ 81,413	$ (24,157)	$ 57,256
Assets(b)	$ 55,782	$ 20,391	$ 251,045	$ 327,218	$ 126,970	$ 454,195
Depreciation and amortization	1,007	158	13,361	14,526	2,203	16,729
Capital expenditure	602	113	50,346	51,061	571	51,632

(a) Amounts presented in "Elimination or Corporate" column represent expenses incurred at the administration department of the Company's head office, which are not attributable to any business segments.

(b) Amounts presented in "Elimination or Corporate" column represent corporate assets, which consist of cash and bank deposits, short-term investments and investments in securities held by the Company, and other assets held by its administration department.

Geographic segment information has not been presented as the Company has no branches or consolidated subsidiaries in countries or regions other than Japan.

Overseas and export sales have not been presented as their amounts were less than 10% of consolidated net sales for the years ended March 31, 2002 and 2001.

As described in "(8) Allowance for doubtful accounts" of "2. Summary of Significant Accounting Policies", effective April 1, 2001 the Company adopted the new accounting standard for financial instruments and changed its method of providing allowance for doubtful accounts. The effects of this change were to decrease operating expenses and increase operating income by ¥3 million ($24 thousand) for HS segment, to increase operating expenses and decrease operating income by ¥30 million ($242 thousand) for ES segment, and to increase operating expenses and operating loss by 3 million ($24 thousand) for IWD segment.

As described in "(10) Retirement benefit plans" of "2. Summary of Significant Accounting Policies", effective April 1, 2001, the Company adopted the new accounting standard for retirement benefits and changed its method of providing retirement allowance. The effects of this change were to increase operating expenses and decrease operating income by ¥131 million ($1,056 thousand) for HS segment, to increase operating expenses and decrease operating income by ¥20 million ($161 thousand) for ES segment, and to increase operating expenses and operating loss by 6 million ($48 thousand) for IWD segment.

14. Supplementary Cash Flow Information

Cash and cash equivalent at March 31, 2002 and 2001 consisted of the following:

	Millions of yen		Thousands of U.S. Dollars
	2002	2001	2002
Cash and bank deposits	¥ 4,467	¥ 8,099	$ 33,586
Sort-term investments	—	2,000	—
Less, time deposits with deposit term of over three months	(84)	(15)	(631)
Cash and cash equivalents	¥ 4,383	¥ 10,084	$ 32,955

15. Reclassification

Certain reclassifications of previously reported amounts have been made to the consolidated statement of income for the year ended March 31, 2001 to conform to the current year presentation. Such reclassifications have no effect on net income.

Report of Independ Accountants

The Board of Directors
Sanix Incorporated

We have audited the accompanying consolidated balance sheets of Sanix Incorporated and its subsidiaries as of March 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended, all expressed in Japanese Yen. Our audits were made in accordance with auditing standards, procedures and practices generally accepted and applied in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the consolidated financial statements referred to above present fairly the consolidated financial position of Sanix Incorporated and its subsidiaries as of March 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles and practices generally accepted in Japan (see Note 1) applied on a consistent basis.

The amounts expressed in U.S. dollars, which are provided solely for the convenience of the readers, have been translated on the basis set forth in Note 3 to the accompanying consolidated financial statements.

ChuoAoyama Audit Corporation

ChuoAoyama Audit Corporation
Fukuoka, Japan
June 27, 2002

Four-Year Summary

SANIX INCORPORATED
For the years ended March 31

	Millions of yen				Thousands of U.S. Dollars
	1999/3	2000/3	2001/3	2002/3	2002/3
For the Year					
Net Sales	¥37,303	¥43,566	¥54,531	**¥59,261**	**$445,571**
Net Sales by Division					
Home Sanitation	30,785	35,127	43,386	**45,491**	**342,037**
Establishment Sanitation	5,152	5,886	6,577	**8,094**	**60,857**
Environmental Resources Development	1,366	2,553	4,568	**5,676**	**42,677**
Cost of Sales	11,958	14,680	19,318	**22,871**	**171,962**
Selling, General and Administrative Expenses	20,816	22,673	27,692	**28,775**	**216,353**
Operating Income	4,529	6,213	7,521	**7,615**	**57,256**
Other Income (expenses)	(36)	298	(1,564)	**(307)**	**(2,309)**
Income before Income Taxes	4,493	6,511	5,957	**7,308**	**54,947**
Net Income	2,140	3,527	3,184	**4,005**	**30,113**
Per Share Data(Yen):					
Net Income per Share (Basic)	¥88.15	¥136.70	¥77.84	**¥97.88**	**$0.74**
Cash Dividend per Share	22.00	30.00	20.00	**20.00**	**0.15**
At Year-End:					
Total Assets	¥29,066	¥50,727	¥56,090	**¥60,408**	**$454,195**
Total Stockholders' Equity	15,883	39,327	41,728	**44,806**	**336,887**
Current Assets	8,645	22,818	15,571	**12,894**	**96,947**
Current Liabilities	9,645	7,900	10,935	**12,512**	**94,075**
Capital Expenditures	6,958	7,272	13,114	**9,064**	**68,150**
Number of Sales Offices	139	149	154	**160**	—
Number of Employees	2,855	3,328	3,878	**4,073**	—
Key Financial Ratios (%)					
Return on Equity	14.15	12.78	7.86	**9.26**	—
Return on Assets	7.89	8.84	5.96	**6.88**	—

Note: U.S. dollar amounts are translated at the rate of ¥133=US$1, the approximate effective rate of exchange at March 31, 2002.

SANIX at a Glance

BUSINESS PERFORMANCE

Net Sales by Division



Millions of yen
60,000
50,000
40,000
30,000
20,000
10,000
0
99/3
00/3
01/3
02/3
Home Sanitation
Establishment Sanitation
Environmental Resources Development

(Million ¥)

FY	1999/3	2000/3	2001/3	**2002/3**
Net Sales	37,303	43,566	54,531	**59,261**
Home Sanitation	30,785	35,127	43,386	**45,491**
Establishment Sanitation	5,152	5,886	6,577	**8,094**
Environmental Resources Development	1,366	2,553	4,568	**5,676**

Operating Income



Millions of yen
8,000
6,000
4,000
2,000
0
99/3
00/3
01/3
02/3
Operating Income

(Million ¥)

FY	1999/3	2000/3	2001/3	**2002/3**
Operating Income	4,529	6,213	7,521	**7,614**

Net Income



Millions of yen
Yen
5,000
4,000
3,000
2,000
1,000
0
200
160
120
80
40
0
99/3
00/3
01/3
02/3
Net Income
Net Income per Share

FY	1999/3	2000/3	2001/3	**2002/3**
Net Income (Million ¥)	2,140	3,527	3,184	**4,005**
Net Income per Share (¥)	88.15	136.70	77.84	**97.88**

Number of Employees and Offices



Employees
Offices
5,000
4,000
3,000
2,000
1,000
0
180
150
120
90
60
30
0
99/3
00/3
01/3
02/3
Number of Employees
Number of Sales Offices
Number of Sales Force

FY	1999/3	2000/3	2001/3	**2002/3**
Number of Employees	2,855	3,328	3,878	**4,073**
Number of Sales Force	1,439	1,619	1,804	**1,751**
Number of Sales Offices	139	149	154	**160**

Total Assets


Millions of yen
%
80,000
60,000
40,000
20,000
0
80
60
40
20
0
99/3
00/3
01/3
02/3
Total Asset
Equity Ratio

FY	1999/3	2000/3	2001/3	**2002/3**
Total Assets (Million ¥)	29,066	50,727	56,090	**60,408**
Equity Ratio(%)	54.64	77.53	74.40	**74.17**

Stockholders' Equity


Millions of yen
Yen
50,000
40,000
30,000
20,000
10,000
0
1,500
1,200
900
600
300
0
99/3
00/3
01/3
02/3
Stockholder's Equity
Stockholder's per Share

FY	1999/3	2000/3	2001/3	**2002/3**
Stockholders' Equity (Million ¥)	15,883	39,327	41,728	**44,806**
Stockholders' Equity per Share (¥)	653.52	1,442.86	1,019.76	**1,094.97**

Capital Expenditures


Millions of yen
15,000
12,000
9,000
6,000
3,000
0
99/3
00/3
01/3
02/3

(Million ¥)

FY	1999/3	2000/3	2001/3	**2002/3**
Capital Expenditures	6,958	7,272	13,114	**9,064**

Depreciation Expenses


Millions of yen
2,500
2,000
1,500
1,000
500
0
99/3
00/3
01/3
02/3

(Million ¥)

FY	1999/3	2000/3	2001/3	**2002/3**
Depreciation Expenses	484	791	1,679	**2,224**

Return on Equity



%
15
10
5
0
99/3
00/3
01/3
02/3

(%)

FY	1999/3	2000/3	2001/3	**2002/3**
Return on Equity	14.15	12.78	7.86	**9.26**

Return on Sales and Assets



%
20
15
10
5
0
99/3
00/3
01/3
02/3
Operating Income to Net Sales
Operating Income to Total Assets

(%)

FY	1999/3	2000/3	2001/3	**2002/3**
Operating Income to Net Sales	12.14	14.26	13.79	**13.11**
Operating Income to Total Assets	16.69	15.57	14.06	**13.34**

Total Assets Turnover



Times
1.5
1.2
0.9
0.6
0.3
0.0
99/3
00/3
01/3
02/3

(Times)

FY	1999/3	2000/3	2001/3	**2002/3**
Total Assets Turnover	1.37	1.09	1.02	**1.02**

Per Employee Data



Millions of yen
15
12
9
6
3
0
99/3
00/3
01/3
02/3
Net Sales per Employee
Operating Income per Employee

(Million ¥)

FY	1999/3	2000/3	2001/3	**2002/3**
Net Sales per Employee	13.07	13.09	14.06	**14.54**
Operating Income per Employee	1.59	1.87	1.94	**1.90**

STABILITY

Current Ratio



%
300
200
100
0
99/3
00/3
01/3
02/3

(%)

FY	1999/3	2000/3	2001/3	**2002/3**
Current Ratio	89.64	288.84	142.39	**103.05**

Borrowings and Debt



Millions of yen
%
8,000
6,000
4,000
2,000
0
200
150
100
50
0
99/3
00/3
01/3
02/3
Short-Term Borrowings
Current Portion of Long-Term Debt
Long-Term Debt
Borrowings & Debt/Equity Ratio

(Million ¥)

FY	1999/3	2000/3	2001/3	**2002/3**
Short-Term Borrowings	2,530	—	—	**3,100**
Current Portion of Long-Term Debt	4,462	3,699	2,280	**1,095**
Long-Term Debt	500	—	—	—
Borrowings and Debt	7,492	3,699	2,280	**4,195**
Borrowings and Debt/Equity Ratio (%)	47.17	9.41	5.46	**9.36**

Corporate Data

(As of March 31, 2002)

SANIX INCORPORATED

2-1-23 Hakata-eki Higashi, Hakata-ku, Fukuoka 812-0013, Japan

TEL. 092-436-8870

FAX. 092-436-8871

URL http://www.sanix.co.jp

Founded:	April 1975
Established:	September 1978
Stockholders' Equity:	¥44,647,679 thousand
Number of Employees:	4,044
Number of Sales Offices:	160
Plants:	Tomakomai(Hokkaido)
	Tagajo(Miyagi)
	Moka(Tochigi)
	Hitachinaka(Ibaraki)
	Ota(Gunma)
	Sodegaura(Chiba)
	Fuji(Shizuoka)
	Okazaki(Aichi)
	Hino(Shiga)
	Suzuka(Mie)
	Hiroshima(Hiroshima)
	Himeji(Hyogo)
	Kasaoka(Okayama)
	Kitakyushu(Fukuoka)
	Hibiki(Fukuoka)
	Takeo(Saga)
Common Stock:	Issued; 40,920,752 shares
Stock Listings:	Tokyo, Osaka, Fukuoka
Fiscal Year-End:	March 31

SANIX INCORPORATED
2-1-23 Hakata-eki Higashi,Hakata-ku, Fukuoka 812-0013, Japan
TEL. 092-436-8870 FAX. 092-436-8871
URL http://www.sanix.co.jp

Printed in Japan